OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711    www.mirandagold.com

2012 DRILLING RESUMES AT MIRANDA GOLD’S ANGEL WING PROJECT

Vancouver, BC, Canada –June 12, 2012 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce that Ramelius Resources Ltd. (“Ramelius”) (ASX:RMS), our funding partner at Angel Wing, has started a four-hole drill program.  Ramelius plans a total of about 2,650 ft (800 m) of reverse circulation (“RC”) drilling.  Angel Wing is an epithermal vein and sediment-hosted gold project in northeast Elko County, Nevada.

The four RC holes will further test the Da Vinci vein system as well as resistivity highs flanking the Da Vinci vein and an annular-shaped magnetic anomaly.  The hole directed at the Da Vinci vein is designed to intersect the vein below previous drill intercepts, the deepest of which is about 330 ft (100 m) below surface, to assess for increased gold and silver grades with depth.  Epithermal veins like at those at Angel Wing have a discrete elevation interval that contains the majority of high-grade mineralization. The geochemistry, textures, and morphologies observed in the 2010 and 2011 drilling suggest this bonanza zone, if present, may be deeper in the system than the existing drill intercepts.

Angel Wing currently has seven gold target areas identified by geologic mapping of quartz-calcite veins with distinctive "angel wing" textures, rock and soil geochemistry, and geophysics. In 2011, Ramelius drill tested five of the target areas, including the Da Vinci vein, and first-ever drill tests of the Botticelli vein, a northwestward splay of the Da Vinci vein, and the Rossetti and Raphael vein targets.

Significant 2011 drill intersections, defined as those with gold grades of 0.01 oz Au/ton (0.343 g Au/t) or higher over intervals of 5 ft (1.5 m) or longer, or silver grades of 0.30 oz Ag/ton (10.29 g Ag/t) or higher, are summarized in the following table.

Hole ID	Interval (ft)	Length (ft)	Grade (oz/ton) Au	Grade (oz/ton) Ag	Interval (m)	Length (m)	Grade (g/t) Au	Grade (g/t) Ag
Raphael (AMAX) Target
AW11-04	15-30	15		0.61	4.6-9.1	4.6		20.92
AW11-06	20-25	5		0.78	6.1-7.6	1.5		26.9
El Greco Target
AW11-07	75-80	5	0.030		22.9-24.4	1.5	1.035
Da Vinci Target
AW11-08	430-435	5	0.011		131.1-132.6	1.5	0.366
AW11-C02	301-305	4		0.45	91.7-93.0	1.2		15.45
AW11-C03	85.7-95.3	9.6	0.015		26.1-29.0	2.9	0.522
	117-130	13	0.036		35.7-39.6	4.0	1.248
	208-228	20		1.52	63.4-69.5	6.1		52.04
	223-228	5	0.019	4.29	68.0-69.5	1.5	0.635	147
	268-288	20	0.021		81.7-87.8	6.1	0.721
Botticelli Target
AW11-C01	72.5-89.7	17.2	0.017		22.1-27.3	5.2	0.578
	84-89.7	5.7		0.036	25.6-27.3	1.7		12.41
	94.0-107.0	13	0.022		28.7-32.6	4.0	0.755

	AW11-C01, -C02, and –C03 are core holes.
	Original data are in feet and ppm (g Au/t). True thickness of gold and silver intercepts cannot be determined.

Project Details

The Angel Wing project consists of 87 unpatented lode claims covering 2.8 sq mi (7.3 sq km.) in northeast Elko County, Nevada.  Project area stratigraphy from youngest to oldest is a) Tertiary felsic volcanic units, b) Tertiary conglomerate, and c) limestone, probably late Paleozoic or Triassic in age.  Past work consisted of geologic mapping, soil and rock sampling, a gravity survey, and RC drilling.  Gold values from 0.1 to 94 g Au/t (0.003 to 2.742 oz Au/t) in rock chips occur in an area about 6,700 ft (2,042 m) long and up to 3,000 ft (914 m) wide.  High gold value rock-chip samples with 0.292 to 2.742 oz Au/ton (10 to 94 g Au/t) occur in steeply dipping, quartz-calcite-adularia veins within the limestone.  Rock samples of altered and stockworked veined limestone and Tertiary conglomerate contain up to 0.045 oz Au/ton (1.530 g Au/t).  Historic shallow vertical drilling targeted disseminated mineralization and returned up to 0.048 oz Au/ton over 50 ft (1.643 g Au/t over 15.2 m) in drill hole DC-7.  Since 2010, Ramelius completed IP/Resistivity, ground magnetic, and soil geochemical surveys, three core holes, and 17 RC holes.

All data, disclosed in this press release, including sampling, analytical and test data, have been reviewed and verified by Vice President of Exploration Joseph Hebert, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

"Kenneth Cunningham"

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.